Faust Law Group, PLLC P.O. Box 700363 Dallas, Texas 75370 214-727-4591 qfaust@faustlawgroup.com

October 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

In Re: Intrusion Inc.

Registration Statement on Form S-1

File No. 333-248398

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Intrusion Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on Thursday, October 8, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter. By separate letter, the representative of the underwriters of the issuance of the securities being registered join this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Quentin Collin Faust of Faust Law Group, at (214) 727-4591.

Thank you very much for your assistance in this matter.

Regards,

/s/ Quentin Collin Faust
Quentin Collin Faust
Faust Law Group, PLLC